OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

H&F Investors IV, LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 631103108			Page 2 of 21

1.	Name of Reporting Person: H&F Investors IV, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,805,170**

		8.	Shared Voting Power: 4,789,483**

		9.	Sole Dispositive Power: 19,805,170**

		10.	Shared Dispositive Power: 4,789,483**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,653**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.8%**

14.	Type of Reporting Person (See Instructions): OO

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 3 of 21

1.	Name of Reporting Person: Hellman & Friedman Capital Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,964,897**

		8.	Shared Voting Power: 4,789,483**

		9.	Sole Dispositive Power: 15,964,897**

		10.	Shared Dispositive Power: 4,789,483**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,653**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.8%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 4 of 21

1.	Name of Reporting Person: H&F Executive Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 355,081**

		8.	Shared Voting Power: 4,789,483**

		9.	Sole Dispositive Power: 355,081**

		10.	Shared Dispositive Power: 4,789,483**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,653**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.8%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 5 of 21

1.	Name of Reporting Person: H&F International Partners IV-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,620,714**

		8.	Shared Voting Power: 4,789,483**

		9.	Sole Dispositive Power: 2,620,714**

		10.	Shared Dispositive Power: 4,789,483**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,653**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.8%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 6 of 21

1.	Name of Reporting Person: H&F International Partners IV-B, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 864,478**

		8.	Shared Voting Power: 4,789,483**

		9.	Sole Dispositive Power: 864,478**

		10.	Shared Dispositive Power: 4,789,483**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,653**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 23.8%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108	Page 7 of 21

Item 1 Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at One Liberty Plaza, 50th Floor, New York, New York 10006.

Item 2 Identity and Background.

     This Schedule 13D is filed jointly on behalf of H&F Investors IV, LLC (“H&F Investors”), Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F Executive Fund IV, L.P. (“HFEF IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”) and H&F International Partners IV-B, L.P. (“HFIP IV-B”, and together with HFCP IV, HFEF IV and HFIP IV-A, the “H&F Partnerships”, and together with H& Investors, the “Reporting Persons”).

     H&F Investors is a California limited liability company whose principal business is serving as the sole general partner of each of the H&F Partnerships. Each of the H&F Partnerships is a California limited partnership whose principal business is investing in securities. The principal office of each of the Reporting Persons is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

     The managing members of H&F Investors consist of the following individuals: Matthew R. Barger, John L. Bunce, Jr., Mitchell R. Cohen, Philip U. Hammarskjold, Patrick J. Healy, F. Warren Hellman, Georgia Lee, Brian M. Powers, Thomas F. Steyer, Allen R. Thorpe and David R. Tunnell. Each of the managing members of H&F Investors is a United States citizen. The present principal occupation of Mr. Steyer is Senior Managing Member of each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and his present principal office is One Maritime Plaza, Suite 1325, San Francisco, California 94111. The present principal occupation of each of the other managing members of H&F Investors is Managing Director of Hellman & Friedman and each of their principal offices is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

     To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

     The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference.

CUSIP No. 631103108	Page 8 of 21

     On April 22, 2005, the following transactions occurred pursuant to a Note Amendment Agreement, dated as of April 22, 2005 (the “Note Amendment Agreement”), among the Issuer and the H&F Partnerships: (i) the amendment and restatement of $240,000,000 aggregate principal amount of the Issuer’s 4.0% Convertible Subordinated Notes due 2006 (the “4% Notes”) then held by the H&F Partnerships to consist of $240,000,000 aggregate principal amount of 3.75% Series B Convertible Notes due 2012 (the “Series B Notes”) and (ii) the issuance to the H&F Partnerships of warrants (the “Series B Warrants”) to purchase 2,753,448 shares of Common Stock at an initial exercise price of $14.50 per share. The Series B Notes will be convertible into Common Stock, subject to certain adjustments and conditions, at an initial conversion price of $14.50 per share, which would result in the issuance of 16,551,724 shares of Common Stock were the $240,000,000 aggregate principal amount of Series B Notes converted.

     The 4% Notes had been acquired by the H&F Partnerships on May 3, 2001 pursuant to the terms and subject to the conditions set forth in a Securities Purchase Agreement, dated as of March 23, 2001, between the Issuer and each of the H&F Partnerships. The source of funds for the acquisition of the 4% Notes by each of the H&F Partnerships were capital contributions of the partners of such H&F Partnership.

     On April 22, 2005, the Issuer sold the following to Norway Acquisition SPV, LLC (“Norway SPV”) for an aggregate purchase price of $205,000,000 pursuant to a Securities Purchase Agreement, dated as of April 22, 2005 (the “Securities Purchase Agreement”), between the Issuer and Norway SPV: (x) $205,000,000 aggregate principal amount of 3.75% Series A Convertible Notes due 2012 (the “Series A Notes”, and together with the Series B Notes, the “Notes”) and (y) warrants (the “Series A Warrants”, and together with the Series B Warrants, the “Warrants”) to purchase 2,209,052 shares of Common Stock at an initial exercise price of $14.50 per share. The Series A Notes will be convertible into Common Stock, subject to certain adjustments and conditions, at an initial conversion price of $14.50 per share, which would result in the issuance of 14,137,931 shares of Common Stock were the $205,000,000 aggregate principal amount of the Series A Notes converted.

     To fund its purchase of the Series A Notes and the Series A Warrants from the Issuer, Norway SPV borrowed $205,000,000 (the “Loan”) pursuant to a Secured Term Loan Agreement, dated as of April 22, 2005 (the “Loan Agreement”), with Norway Holdings SPV, LLC (“Norway Holdings”), certain lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (“JPMorgan Chase”). The Loan bears interest at a rate equal to the Adjusted LIBO Rate (as defined in the Loan Agreement) applicable to each interest period under the Loan Agreement plus 0.25% per annum. The Loan matures on the earliest of (i) the Closing Date (as defined in the Merger Agreement), (ii) if the Merger Agreement (as defined below) terminates or is terminated, the later of (x) the date on which the Merger Agreement terminates or is terminated and (y) October 24, 2005, and (iii) April 22, 2006.

     Until the earlier of (i) the completion of the Merger (as defined below) or (ii) the later of (x) the termination of the Merger Agreement and (y) October 24, 2005, the Issuer will maintain all proceeds from the sale of the Series A Notes and the Series A Warrants in a deposit and/or securities account subject to a Blocked Account Control and Security Agreement (the “Security Agreement”), dated as of April 22, 2005, by and among the Issuer, JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, as depositary. In connection

CUSIP No. 631103108	Page 9 of 21

with the Loan Agreement, the Issuer also entered into a Guarantee Agreement, dated as of April 22, 2005 (the “Guarantee”), with Norway SPV and JPMorgan Chase, pursuant to which the Issuer guaranteed the $205,000,000 borrowed pursuant to the Loan Agreement. In addition, in connection with the Loan Agreement, Norway Holdings, Norway SPV and JPMorgan Chase entered into a Collateral Agreement, dated as of April 22, 2005 (the “Collateral Agreement”), pursuant to which the Loan is (a) secured by the Series A Notes and the Series A Warrants and (b) guaranteed by Norway Holdings, which guarantee is secured by the equity interests of Norway SPV owned by Norway Holdings.

     The H&F Partnerships have entered into a Subscription Agreement, dated as of April 22, 2005 (the “Subscription Agreement”), among Norway Holdings and the H&F Partnerships, pursuant to which Norway Holdings will issue and the H&F Partnerships will subscribe to additional membership interests (an “Additional Subscription”) by making capital contributions to Norway Holdings: (a) upon the earlier to occur (if at all) of (i) the Merger Closing (as defined in the Merger Agreement) or (ii) October 24, 2005 if (and only if) the Merger Agreement has been terminated and such day is not the Series A Redemption Date (as defined in the Indenture (as defined below)), an aggregate of $60,000,000 or (b) (i) if an Additional Subscription is not required under clause (a) hereof and (ii) if the Collateral (as defined in the Collateral Agreement) is insufficient (the “Shortfall Amount”) to satisfy all obligations of Norway SPV due on the Maturity Date (as defined in the Loan Agreement), an aggregate of 29.3% of the Shortfall Amount (up to an aggregate of $60,000,000). The H&F Partnerships’ equity contributions, together with equity contributions to be made by the SLP Entities (as defined below), will be used to repay the obligations of Norway SPV under the Loan Agreement. The Issuer is a third party beneficiary under the Subscription Agreement. The source of funds for such Additional Subscription by each of the H&F Partnerships will be capital contributions of the partners of such H&F Partnerships.

     On October 31, 2001, the H&F Partnerships acquired 500,000 shares of Common Stock. The source of funds for the acquisition of such Common Stock by each of the H&F Partnerships were the capital commitments of the partners of such H&F Partnership.

     The information set forth in response to this Item 3 is qualified in its entirety by reference to the Note Amendment Agreement (Exhibit 1 hereto), the Securities Purchase Agreement (Exhibit 2 hereto), the Form of Series A Warrant (Exhibit 3 hereto), the Form of Series B Warrant (Exhibit 4 hereto), the Loan Agreement (Exhibit 5 hereto), the Security Agreement (Exhibit 6 hereto), the Guarantee (Exhibit 7 hereto), the Collateral Agreement (Exhibit 8 hereto) and the Subscription Agreement (Exhibit 9 hereto), each of which is incorporated herein by reference.

Item 4 Purpose of Transaction.

     The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference.

     Each of the H&F Partnerships acquired the Notes and the Warrants and all other shares of Common Stock beneficially owned by it for investment purposes.

CUSIP No. 631103108	Page 10 of 21

     The acquisition of the Notes and the Warrants pursuant to the Note Amendment Agreement and the Securities Purchase Agreement occurred in connection with the Agreement and Plan of Merger, dated as of April 22, 2005 (the “Merger Agreement”), among the Issuer, Norway Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and Instinet Group Incorporated (“Instinet”), pursuant to which, upon the terms and subject to the conditions set forth therein, Norway Acquisition Corp. will merge with and into Instinet (the “Merger”), which will become a wholly-owned subsidiary of the Issuer.

     Pursuant to the Securities Purchase Agreement and the Note Amendment Agreement, the Issuer agreed to hold a stockholders meeting (“Stockholders Meeting”) and use its reasonable best efforts to obtain from the Issuer’s stockholders a vote approving an amendment to the Issuer’s Restated Certificate of Incorporation that would permit the holders of the Notes to vote on all matters submitted to a vote of the stockholders of the Issuer. Under the terms of the proposed amendment, each holder of the Notes would be entitled to the number of votes equal to the number of shares of Common Stock that could be acquired upon conversion of such holder’s Notes on the applicable record date, subject to the 5% voting limitation contained in the Restated Certificate of Incorporation of the Issuer.

     In addition, pursuant to the Securities Purchase Agreement, on or prior to October 24, 2005 or, if later, five business days after the Stockholders Meeting, the Issuer may, at its option, repurchase $3,817,342.50 aggregate principal amount of the Series A Notes beneficially owned by the H&F Partnerships for a repurchase price in cash equal to 105% of such aggregate principal amount plus any accrued and unpaid interest to, but not including, the repurchase date. Furthermore, as more fully described in Item 6 below, the Indenture provides for the redemption of the Notes under specified circumstances.

     The Issuer and each of the H&F Partnerships were party to a Securityholders Agreement, dated as of May 3, 2001, pursuant to which, among other things, the H&F Partnerships were entitled to nominate a representative (a “Board Designee”), and the Issuer was obligated to support such Board Designee for election, to the Issuer’s Board of Directors. In connection with the issuance of the Notes and the Warrants, on April 22, 2005, the H&F Partnerships entered into an Amended and Restated Securityholders Agreement (the “Amended Securityholders Agreement”) with the Issuer and Silver Lake Partners II TSA, L.P. (“SLP II TSA”), Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P., Integral Capital Partners VI, L.P. and VAB Investors, LLC (collectively, the “SLP Entities”). Under the terms of this agreement, (i) for so long as the H&F Partnerships beneficially own at least 5,793,000 shares of Common Stock (on an as-converted basis), HFCP IV will continue to be entitled to designate a Board Designee who the Issuer will use its reasonable best efforts to cause to be elected by the Issuer’s stockholders by, among other things, including such Board Designee on the Issuer’s slate of nominees and recommending such Board Designee for election; provided, that if such Board Designee is not elected to the Issuer’s Board of Directors, HFCP IV will be entitled to designate a board observer, (ii) for so long as the SLP Entities beneficially own at least 3,500,000 shares of Common Stock (on an as-converted basis), (x) SLP II TSA will be entitled to the same board representation rights as HFCP IV and (y) SLP TSA will be entitled to designate a board observer and (iii) (x) each of HFCP IV and SLP II TSA, if such party’s Board Designee is not elected to the Issuer’s Board of Directors, and (y) SLP TSA are entitled to obtain additional information about the Issuer and certain

CUSIP No. 631103108	Page 11 of 21

consultation and information rights with respect to the Issuer; provided, that such rights cease (a) for HFCP IV when the H&F Partnerships beneficially own less than 1,650,000 shares of Common Stock and (b) for SLP TSA and SLP II TSA when the SLP Entities beneficially own less 1,000,000 shares of Common Stock, in each case on an as-converted basis. The H&F Partnerships’ current Board Designee pursuant to the Amended Securityholders Agreement is Patrick J. Healy. The Issuer has agreed to appoint Mr. Healy to the Finance and Policy Committees of the Issuer’s Board of Directors.

     The Amended Securityholders Agreement also provides, among other things, that none of the H&F Partnerships, the SLP Entities or Norway SPV may transfer any of the Notes, the Warrants or the Common Stock prior to the earlier of (x) nine months following the closing of the Merger, (y) 18 months after April 22, 2005 and (z) October 24, 2005 if the Merger Agreement has been terminated prior to such date and the Series A Redemption Date (as defined in the Indenture) does not occur on such date, subject to certain exceptions including transfers in connection with a tender or exchange offer or a merger or consolidation. The Amended Securityholders Agreement also restricts the transfer of such securities to a Competitor (as defined in the Amended Securityholders Agreement), in each case subject to certain exceptions including transfers in connection with a tender or exchange offer or a merger or consolidation. In addition, each of the H&F Partnerships and the SLP Entities agreed that it would not enter into any hedging transactions with respect to the Notes, the Warrants or the Common Stock that it beneficially owned as of April 22, 2005.

     Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such shares or securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

     In addition, each Reporting Person, solely in its capacity as a stockholder or other securityholder of Issuer, may engage in communications with one or more other stockholders of Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of Issuer regarding Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other securityholder of Issuer, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

     Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the Reporting Persons may, at any time and from time to time,

CUSIP No. 631103108	Page 12 of 21

review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Note Amendment Agreement (Exhibit 1 hereto), the Securities Purchase Agreement (Exhibit 2 hereto) and the Amended Securityholders Agreement (Exhibit 10 hereto), each of which is incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

     (a), (b) The following disclosure assumes that there are 79,453,556 shares of Common Stock outstanding, which the Issuer represented in the Note Amendment Agreement and the Securities Purchase Agreement was the number of outstanding shares of Common Stock as of March 31, 2005.

     The Series A Notes and the Series A Warrants are directly owned by Norway SPV. Subject to the terms of the Collateral Agreement, Norway Holdings is the owner of all of the outstanding equity interests of Norway SPV and, accordingly, may be deemed to beneficially own the Series A Notes and the Series A Warrants. Pursuant to the Limited Liability Agreement of Norway Holdings SPV, LLC (the “Holdings LLC Agreement”), the managing members of Norway Holdings are (i) the H&F Partnerships and (ii) Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P. (collectively, the “SLP Managing Members”). Except as set forth below, the unanimous vote of the managing members of Norway Holdings is required for any act of Norway Holdings. Notwithstanding the foregoing, but subject to the terms of the Collateral Agreement, the Holdings LLC Agreement provides that (i) any decision with regard to the voting, conversion, exercise or disposition of the Series A Notes held by Norway SPV representing $60 million aggregate principal amount and the Series A Warrants held by Norway SPV representing the right to acquire 646,552 shares of Common Stock shall be made by the H&F Partnerships in their sole and absolute discretion in their capacity as members of Norway Holdings and the SLP Entities that are members of Norway Holdings shall have no pecuniary or other interest in, or authority to vote, convert, exercise or dispose of, such securities and (ii) any decision with regard to the voting, conversion, exercise or disposition of the Series A Notes held by Norway SPV representing $145 million aggregate principal amount and the Series A Warrants held by Norway SPV representing the right to acquire 1,562,500 shares of Common Stock shall be made by the SLP Managing Members in their sole and absolute discretion as members of Norway Holdings and the H&F Partnerships that are members of Norway Holdings shall have no pecuniary or other interest in, or authority to vote, convert, exercise or dispose of, such securities.

     As a result of the Holdings LLC Agreement, the Reporting Persons and the SLP Entities may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Series A Notes and the Series A Warrants beneficially owned by Norway Holdings. As such, each of the

CUSIP No. 631103108	Page 13 of 21

Reporting Persons and the SLP Entities (i) may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act of all the Series A Notes and the Series A Warrants beneficially owned by Norway Holdings and (ii) pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act, may be deemed to beneficially own the 14,137,931 shares of Common Stock underlying such Series A Notes and the 2,209,052 shares underlying such Series A Warrants. In such circumstances, the H&F Partnerships would be deemed to beneficially own 36,157,153 shares of Common Stock (including the beneficial ownership of Common Stock described below in this Item 6), representing approximately 31.4% of the Common Stock outstanding. However, the Reporting Persons disclaim beneficial ownership of any of the shares of Common Stock underlying the Series A Notes and the Series A Warrants, except to the extent set forth below.

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the H&F Partnerships, by virtue of their status as managing members of Norway Holdings and the other provisions of the Holdings LLC Agreement, may be deemed to beneficially own the following (collectively, the “Series A Securities”): (i) 4,137,931 shares of Common Stock underlying $60 million aggregate principal amount of the Series A Notes beneficially owned by Norway Holdings and (ii) 646,552 shares of Common Stock underlying the Series A Warrants beneficially owned by Norway Holdings. Each of the H&F Partnerships has shared voting and dispositive power with respect to these securities.

     F. Warren Hellman, a managing member of H&F Investors and a former director of the Issuer, holds for the benefit of the H&F Partnerships stock options currently exercisable for 5,000 shares of Common Stock (together with the Series A Securities, the “Shared Securities”), which represent less than 0.1% of the Common Stock outstanding. The H&F Partnerships have shared voting and dispositive power with respect to the shares of Common Stock underlying such stock options.

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFCP IV may be deemed to beneficially own (i) 13,342,301 shares of Common Stock underlying the Series B Notes; (ii) 2,219,547 shares of Common Stock underlying the Series B Warrants and (iii) 403,049 shares of Common Stock. HFCP IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFCP IV, including the Shared Securities, is 20,754,380 shares of Common Stock, representing approximately 20.8% of the Common Stock outstanding.

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFEF IV may be deemed to beneficially own (i) 296,751 shares of Common Stock underlying the Series B Notes; (ii) 49,366 shares of Common Stock underlying the Series B Warrants and (iii) 8,964 shares of Common Stock. HFEF IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFEF IV, including the Shared Securities, is 5,144,564 shares of Common Stock, representing approximately 6.1% of the Common Stock outstanding.

CUSIP No. 631103108	Page 14 of 21

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-A may be deemed to beneficially own (i) 2,190,203 shares of Common Stock underlying the Series B Notes; (ii) 364,349 shares of Common Stock underlying the Series B Warrants and (iii) 66,162 shares of Common Stock. HFIP IV-A has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-A, including the Shared Securities, is 7,410,197 shares of Common Stock, representing approximately 8.5% of the Common Stock outstanding.

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-B may be deemed to beneficially own (i) 722,467 shares of Common Stock underlying the Series B Notes; (ii) 120,186 shares of Common Stock underlying the Series B Warrants and (iii) 21,825 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-B, including the Shared Securities, is 5,653,961 shares of Common Stock, representing approximately 6.6% of the Common Stock outstanding.

     As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Common Stock over which any of the H&F Partnerships has voting or dispositive power. Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 24,594,653 shares of Common Stock, representing approximately 23.8% of the Common Stock outstanding.

     The investment decisions of H&F Investors are made by the investment committee of H&F Investors. Each of the managing members of H&F Investors and each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock which H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 11 hereto) and the Subscription Agreement (Exhibit 9 hereto), each of which is incorporated herein by reference.

     (c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

     (e) Not applicable.

CUSIP No. 631103108	Page 15 of 21

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

     Pursuant to the terms of the Note Amendment Agreement and the Securities Purchase Agreement, the Issuer has agreed to reimburse the H&F Partnerships and the SLP Entities for their reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by such agreements up to $4,000,000 in the aggregate if the Merger is consummated or up to $2,000,000 in the aggregate if the Merger is not consummated. The Issuer has also agreed to pay all filing fees in respect of any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all costs related to the Loan Agreement. In addition, Norway SPV has agreed to reimburse the Issuer for certain payments the Issuer may make under the Guarantee.

     The Notes are governed by the terms of an Indenture (the “Indenture”) between the Issuer and Law Debenture Trust Company of New York, as trustee. The Notes are senior unsecured obligations of Issuer and rank pari passu in right of payment with all existing and any future senior unsecured indebtedness of Issuer and are senior in right of payment to any future subordinated indebtedness of Issuer.

     The Series A Notes bear interest of 3.75% per year and have a maturity date of October 24, 2012. If any of the following events occur, the Series A Notes will be redeemed by the Issuer for a price equal to the Adjusted Issue Price (as defined in the Indenture) of the Series A Notes to be redeemed plus any accrued and unpaid interest to, but not including, such redemption date: (x) (a) the Merger Agreement is terminated on or prior to October 24, 2005 and (b) (i) the Issuer has not entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction (as defined below) involving consideration equal to or greater than $26 per share of Common Stock or (ii) if the Issuer has entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration less than $26 per share of Common Stock and no third party has commenced and has outstanding on October 24,2005 a tender or exchange offer for all of the Issuer’s outstanding Common Stock for consideration equal to or greater than $26 per share of Common Stock or (y) if the Merger Agreement has not terminated on or prior to October 24,2005, the date (if any) which is the earlier to occur of (a) the date that the Merger Agreement is terminated and (b) April 22, 2006 if the Merger (as defined in the Merger Agreement) has not been completed prior to such time. The aggregate redemption price for the Series A Notes and the Series A Warrants will be $205.0 million plus any accrued interest on the Series A Notes. Upon the mandatory redemption of the Series A Notes as described in this paragraph, (i) the Series B Notes will be amended and restated in their entirety to reflect the terms of the 4% Notes (with the exception that if such amendment and restate occurs at any time after November 3, 2005, the H&F Partnerships have the option to extend the maturity date of the Series B Notes beyond the original May 3, 2006 maturity date by the amount of time that elapsed between the issuance date of the Series B Notes and the date of such amendment and restatement (the “Interim Period”)), (ii) the Issuer will make

CUSIP No. 631103108	Page 16 of 21

a supplemental interest payment to the H&F Partnerships representing 0.25% per annum on the Series B Notes for the Interim Period and (iii) the Series B Warrants will terminate.

     The Series B Notes bear interest of 3.75% per year and are convertible into Common Stock on or after April 22, 2006; provided, that they may be converted earlier in connection with a tender or exchange offer for Common Stock or a transaction or agreement, which, if consummated, would result in a merger or consolidation of the Issuer or the sale, lease or other transfer of all or substantially all of the consolidated assets of the Issuer in a transaction specified in clause (ii) (a “Specified Transaction”) of the definition of “Fundamental Change” included in the Indenture.

     Subject to the immediately following sentence, the Series A Notes are convertible on or after April 22, 2006; provided, that they may be converted earlier in connection with a tender or exchange offer for Common Stock or a transaction or agreement, which, if consummated, would result in a Fundamental Change. The Series A Notes may not be converted prior to October 24, 2005 or, if later, five business days after the Stockholders Meeting. The Issuer has agreed to hold the Stockholders Meeting as promptly as reasonably practicable and in any event no later than July 22, 2005.

     The Issuer may redeem the Notes at any time after April 22, 2011 for a cash payment equal to the aggregate principal amount of the Notes plus any accrued and unpaid interest on the Notes, subject to the holders’ option to convert the Notes into Common Stock after notice of such redemption is given. The Indenture is subject to specified events of default, including failure to make required payments, failure to comply with certain agreements or covenants, acceleration of certain other indebtedness, rendering of final judgments for the payment of certain money, and certain events of bankruptcy and insolvency.

     Subject to the immediately following sentence, the Series A Warrants are exercisable on or after April 22, 2006; provided, that they may be exercised earlier in connection with a tender or exchange offer or a Specified Transaction that does not result in the redemption of the Series A Notes. The Series A Warrants may not be exercised prior to October 24, 2005 or, if later, five business days after the Stockholders Meeting. Unless earlier redeemed as provided in the immediately following sentence, the Series A Warrants terminate upon the third anniversary of the closing date of the Merger. If any of the following events occur, the Series A Warrants will be redeemed by the Issuer for a price equal to the dollar amount representing the product of (a) the fraction (i) the numerator of which shall be the amount of shares subject to the Series A Warrant and (ii) the denominator of which shall be the aggregate amount of shares subject to all Series A Warrants multiplied by (b) the sum of (i) $205,000,000 minus (ii) the aggregate Adjusted Issue Price of the Series A Notes: (x) (a) the Merger Agreement is terminated on or prior to October 24, 2005 and (b) (i) the Issuer has not entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration equal to or greater than $26 per share of Common Stock or (ii) if the Issuer has entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration less than $26 per share of Common Stock and no third party has commenced and has outstanding on October 24, 2005 a tender or exchange offer for all of the Issuer’s outstanding Common Stock for consideration equal to or greater than $26 per share of Common Stock or

CUSIP No. 631103108	Page 17 of 21

(y) if the Merger Agreement has not terminated on or prior to October 24, 2005, the date (if any) which is the earlier to occur of (a) the date that the Merger Agreement is terminated and (b) April 22, 2006 if the Merger (as defined in the Merger Agreement) has not been completed prior to such time.

     The Series B Warrants are exercisable for Common Stock on or after April 22, 2006; provided, that they may be exercised earlier in connection with a tender or exchange offer or a Specified Transaction (as defined below) that does not result in the redemption of the Series B Notes. The Series B Warrants terminate upon the earlier to occur of (i) the amendment and restatement of the Series B Notes or (ii) the third anniversary of the closing date of the Merger (as defined below).

     After the earlier of (i) the date which is nine months after the closing of the Merger or (ii) October 24, 2006, the holders of the Notes and the Warrants will be entitled to the benefits of a registration rights agreement dated April 22, 2005 (the “Registration Rights Agreement”) among the H&F Partnerships, the SLP Entities and the Issuer. Under the Registration Rights Agreement, the Issuer has agreed to file registration statements to cover the resale of the Notes or the Common Stock issuable upon conversion of the Notes or exercise of the Warrants at the request of the holders. The Registration Rights Agreement also grants rights permitting the holders to include their Common Stock if the Issuer files registration statements to register its Common Stock.

     Except as set forth above, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Note Amendment Agreement (Exhibit 1 hereto), the Securities Purchase Agreement (Exhibit 2 hereto), the Form of Series A Warrant (Exhibit 3 hereto), the Form of Series B Warrant (Exhibit 4 hereto), the Loan Agreement (Exhibit 5 hereto), the Security Agreement (Exhibit 6 hereto), the Guarantee (Exhibit 7 hereto), the Collateral Agreement (Exhibit 8 hereto), the Subscription Agreement (Exhibit 9), the Amended Securityholders Agreement (Exhibit 10 hereto), the Holdings LLC Agreement (Exhibit 11 hereto), the Indenture (Exhibit 12 hereto) and the Registration Rights Agreement (Exhibit 13 hereto), each of which is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits

1.	Note Amendment Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

CUSIP No. 631103108	Page 18 of 21

2.	Securities Purchase Agreement, dated as of April 22, 2005, between Norway Acquisition SPV, LLC and The Nasdaq Stock Market, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

3.	Form of Series A Warrant, dated as of April 22, 2005 (filed herewith).

4.	Form of Series B Warrant, dated as of April 22, 2005 (filed herewith).

5.	Secured Term Loan Agreement, dated as of April 22, 2005, among Norway Holdings SPV, LLC, Norway Acquisition SPV, LLC, certain lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed herewith).

6.	Blocked Account Control and Security Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

7.	Guarantee Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., Norway Acquisition SPV, LLC and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

8.	Collateral Agreement, dated as of April 22, 2005, among Norway Holdings SPV, LLC, Norway Acquisition SPV, LLC and JPMorgan Chase Bank, N.A., as administrative agent (filed herewith).

9.	Subscription Agreement, dated as of April 22, 2005, among Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P. and Norway Holdings SPV, LLC (filed herewith).

10.	Amended and Restated Securityholders Agreement, dated as of April 22, 2005, among Norway Acquisition SPV, LLC, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., VAB Investors, LLC, Integral Capital Partners VI, L.P. and The Nasdaq Stock Market, Inc. (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

11.	Limited Liability Company Agreement of Norway Holdings SPV, LLC (filed herewith).

12.	Indenture, dated as of April 22, 2005, between The Nasdaq Stock Market, Inc. and Law Debenture Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

CUSIP No. 631103108	Page 19 of 21

13.	Registration Rights Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Integral Capital Partners VI, L.P. and VAB Investors, LLC (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

14.	Joint Filing Agreement dated May 2, 2005 by and among the Reporting Persons (filed herewith).

CUSIP No. 631103108	Page 20 of 21

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2005

H&F INVESTORS IV, LLC

By:		H&F Administration IV, LLC, its administrative manager

	By:		H&F Investors III, Inc., its manager

		By:	/s/ Mitchell R. Cohen

Name: Mitchell R. Cohen
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:		H&F Investors IV, LLC, its general partner

	By:		H&F Administration IV, LLC, its administrative manager

		By:	H&F Investors III, Inc., its manager

		By:	/s/ Mitchell R. Cohen

Name: Mitchell R. Cohen
Title: Vice President

CUSIP No. 631103108	Page 21 of 21

H&F EXECUTIVE FUND IV, L.P.

By:		H&F Investors IV, LLC, its general partner

	By:		H&F Administration IV, LLC, its administrative manager

		By:	H&F Investors III, Inc., its manager

		By:	/s/ Mitchell R. Cohen

Name: Mitchell R. Cohen
Title: Vice President

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:		H&F Investors IV, LLC, its general partner

	By:		H&F Administration IV, LLC, its administrative manager

		By:	H&F Investors III, Inc., its manager

		By:	/s/ Mitchell R. Cohen

Name: Mitchell R. Cohen
Title: Vice President

H&F INTERNATIONAL PARTNERS IV-B, L.P.

By:		H&F Investors IV, LLC, its general partner

	By:		H&F Administration IV, LLC, its administrative manager

		By:	H&F Investors III, Inc., its manager

		By:	/s/ Mitchell R. Cohen

Name: Mitchell R. Cohen
Title: Vice President